SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Tidewater Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

88642R109
(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
60 East 42nd Street, Suite 3100
New York, New York 10165
212-986-4800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 17 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 88642R109	Page 2 of 17 Pages
1	NAMES OF REPORTING PERSONS
Robert E. Robotti*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
75,092

	8	SHARED VOTING POWER
2,801,082

	9	SOLE DISPOSITIVE POWER
75,092

	10	SHARED DISPOSITIVE POWER
2,801,082

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,876,174

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants (as defined herein) as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D

CUSIP No. 88642R109	Page 3 of 17 Pages
1	NAMES OF REPORTING PERSONS
Robotti & Company, Incorporated*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,798,082

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,798,082

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,798,082

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D

CUSIP No. 88642R109	Page 4 of 17 Pages
1	NAMES OF REPORTING PERSONS
Robotti & Company Advisors, LLC*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,795,682

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,795,682

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,795,682

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D

CUSIP No. 88642R109	Page 5 of 17 Pages
1	NAMES OF REPORTING PERSONS
Robotti Securities, LLC*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,400

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, BD

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D

CUSIP No. 88642R109	Page 6 of 17 Pages
1	NAMES OF REPORTING PERSONS
Suzanne Robotti*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
34,169

	8	SHARED VOTING POWER
3,000

	9	SOLE DISPOSITIVE POWER
34,169

	10	SHARED DISPOSITIVE POWER
3,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D

CUSIP No. 88642R109	Page 7 of 17 Pages
1	NAMES OF REPORTING PERSONS
Ravenswood Management Company, L.L.C.*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,533,337

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,533,337

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,533,337

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D

CUSIP No. 88642R109	Page 8 of 17 Pages
1	NAMES OF REPORTING PERSONS
The Ravenswood Investment Company, L.P. *

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
973,582

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
973,582

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
973,582

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D

CUSIP No. 88642R109	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS
Ravenswood Investments III, L.P. *

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
559,755

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
559,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
559,755

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D

CUSIP No. 88642R109	Page 10 of 17 Pages
1	NAMES OF REPORTING PERSONS
Suzanne and Robert Robotti Foundation, Inc.*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

SCHEDULE 13D

CUSIP No. 88642R109	Page 11 of 17 Pages

This Statement on Schedule 13D Amendment No. 5 (this "Amendment No. 5") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Amendment No. 5 amends the initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement") relating to shares of Common Stock, $0.001 par value per share (the "Common Stock"), including shares of Common Stock underlying Series A and B Warrants and under certain warrants issued to persons not known to be U.S. Citizens who were holders of certain debt and leaseback obligations of the Issuer (the "New Creditor Warrants," and together with the Series A and B Warrants, the "Warrants"), of Tidewater Inc. (the "Issuer"), filed on October 28, 2019 with the Commission, as amended by Amendment No. 1 thereto, filed with the Commission on February 6, 2020, as amended by Amendment No. 2 thereto, filed with the Commission on June 3, 2020, as amended by Amendment No. 3 thereto, filed with the Commission on March 12, 2021, as amended by Amendment No. 4 thereto, files with the Commission on May 4, 2021 as specifically set forth herein (as so amended, the "Amended Statement"). Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 74,018 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 1,074 Warrants directly beneficially held by Mr. Robotti is approximately $897,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by Mr. Robotti were paid for using his personal funds.

The aggregate purchase price of the 1,050,465 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 211,880 Warrants directly beneficially held by Robotti Advisors (not including shares, Warrants and 8% Senior Secured Notes Due August 2022 ("Senior Secured Notes") beneficially owned by Robotti Advisors and held by RIC and RI which are disclosed below) is approximately $20,585,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by Robotti Advisors (other than those directly held by RIC and RI and disclosed below) were paid for using the personal funds of its advisory clients.

The aggregate purchase price of the 2,400 shares of Common Stock beneficially held by Robotti Securities, LLC is approximately $45,000 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Securities were paid for using its working capital.

The aggregate purchase price of the 32,881 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 1,288 Warrants directly beneficially held by Mrs. Suzanne Robotti is approximately $441,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by Mrs. Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 894,609 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)), 78,973 Warrants and $455,965 in principal amount of new Senior Secured Notes directly beneficially held by RIC is approximately $11,422,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 521,030 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)), 38,725 Warrants and $245,620 in principal amount of new Senior Secured Notes directly beneficially held by RI is approximately $6,295,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by RI were paid for using its working capital.

The aggregate purchase price of the 3,000 shares of Common Stock beneficially held by Robotti Foundation is approximately $48,000 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Foundation were paid for using its personal funds.

SCHEDULE 13D

CUSIP No. 88642R109	Page 12 of 17 Pages

The aggregate purchase prices set forth in this Item 3 relating to RIC and RI reflect certain cost basis adjustments due to the exchange of the Issuer's Credit Agreement Revolving Credit Commitment and Term Loan A as a consequence of the 2017 plan of reorganization of the Issuer.

Item 4.	Purpose of the Transaction

Item 4 of the Amended Statement is hereby amended to add the following:

As previously disclosed, on May 3, 2021, the Reporting Persons entered into a Cooperation Agreement (“Cooperation Agreement”) with the Issuer.  Pursuant to the Cooperation Agreement, the Issuer agreed, among other matters, to increase the size of its Board of Directors (“Board”) from seven to eight directors and to nominate Mr. Robotti to its Board for election at the Issuer’s 2021 Annual Meeting of Stockholders (“2021 Annual Meeting”).

The Cooperation Agreement provides that it will terminate on the date that is the earlier of (i) one hundred fifty (150) days prior to the 2022 annual meeting of stockholders of the Issuer (the “2022 Annual Meeting”) and (ii) one hundred fifty (150) days prior to the first anniversary of the 2021 Annual Meeting, except that if the Issuer notifies the Reporting Persons that the Board has determined to nominate Mr. Robotti for election at the 2022 Annual Meeting by no later than the earlier of (i) one hundred sixty-five (165) days prior to the 2022 Annual Meeting and (ii) one hundred sixty-five (165) days prior to the first anniversary of the 2021 Annual Meeting, the term of the Cooperation Agreement will be extended until the date that is the earlier of (i) one hundred fifty (150) days prior to the 2023 annual meeting of stockholders of the Issuer and (ii) one hundred fifty (150) days prior to the first anniversary of the 2022 Annual Meeting.

On December 15, 2021, the Issuer notified the Reporting Persons that the Board had unanimously determined to nominate Mr. Robotti for election at the 2022 Annual Meeting, thereby automatically extending the term of the Agreement as provided above.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which was filed as Exhibit 8 to Amendment No. 4 to this Statement and incorporated herein by reference.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D

CUSIP No. 88642R109	Page 13 of 17 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of May 3, 2021, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person(1)	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robert Robotti (2)(3)(4)(6)(7)(8)	2,876,174	75,092	2,801,082	6.91%
Robotti & Company, Incorporated (3)(4)(6)(7)	2,798,082	0	2,798,082	6.72%
Robotti & Company Advisors, LLC (3)(6)(7)	2,795,682	0	2,795,682	6.72%
Robotti Securities, LLC (4)	2,400	0	2,400	**
Suzanne Robotti (5)(8)	37,169	34,169	3,000	**
Ravenswood Management Company, L.L.C. (6)(7)	1,533,337	0	1,533,337	3.70%
The Ravenswood Investment Company, L.P.(6)	973,582	0	973,582	2.35%
Ravenswood Investments III, L.P.(7)	559,755	0	559,755	1.35%
The Suzanne and Robert Robotti Foundation, Inc. (8)	3,000	0	3,000	**

*Based on the aggregate of (i) 41,279,272 shares of Common Stock, $0.001 par value per share, outstanding as of October 31, 2021, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2021 and filed with the Commission on November 9, 2021, plus (ii) the number of shares of Common Stock underlying the Warrants beneficially owned by the Reporting Person, as required by Rule 13d-3(d)(1)(i) ("Rule 13d-3(d)(1)(i)") under the Act.
** Less than 1%

 (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.

 (2) The aggregate number of shares includes 1,074 shares of Common Stock underlying 1,074 Warrants directly beneficially owned by Mr. Robotti, but does not include (a) the shares of Common Stock beneficially owned by or (b) the shares of Common Stock underlying the Warrants beneficially owned by, Mr. Robotti’s wife as set forth in footnote (5) below, all of which shares Mr. Robotti disclaims beneficial ownership.  Mr. Robotti has the sole power to dispose or direct the disposition, and to vote or direct the vote, of 74,018 shares of Common Stock directly beneficially owned by him.  Upon exercise of the Warrants directly beneficially owned by him, Mr. Robotti will have the sole power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

SCHEDULE 13D

CUSIP No. 88642R109	Page 14 of 17 Pages

 (3) The aggregate number of shares includes 211,880 shares of Common Stock underlying 211,880 Warrants directly beneficially owned by the advisory clients of Robotti Advisors.  Each of Mr. Robotti and Robotti Company share with Robotti Advisors the power to dispose or direct the disposition, and to vote or direct the vote, of 1,050,465 shares of Common Stock directly beneficially owned by the advisory clients of Robotti Advisors.  Upon exercise of the Warrants directly beneficially owned by the advisory clients of Robotti Advisors, each of Mr. Robotti and ROBT will share with Robotti Advisors the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

 (4) The aggregate number of shares includes 2,400 shares of Common Stock directly beneficially owned by Robotti Securities.  Each of Mr. Robotti and ROBT share with Robotti Securities the power to dispose or direct the disposition, and to vote or direct the vote, of 2,400 shares of Common Stock directly beneficially owned by Robotti Securities.

 (5) The aggregate number of shares includes 1,288 shares of Common Stock underlying 1,288 Warrants directly beneficially owned by Suzanne Robotti, but does not include (a) the shares of Common Stock beneficially owned by or (b) the shares of Common Stock underlying the Warrants beneficially owned by, Mr. Robotti and set forth in footnote (2) above, all of which shares Mrs. Robotti disclaims beneficial ownership.  Mrs. Robotti has the sole power to dispose or direct the disposition, and to vote or direct the vote, of 32,881 shares of Common Stock directly beneficially owned by her.  Upon exercise of the Warrants directly beneficially owned by her, Mrs. Robotti will have the sole power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

 (6) The aggregate number of shares includes 78,973 shares of Common Stock underlying 78,973 Warrants directly beneficially owned by RIC.  Mr. Robotti, ROBT, Robotti Advisors and RMC share with RIC the power to dispose or direct the disposition, and to vote or direct the vote, of 894,609 shares of Common Stock directly beneficially owned by RIC.  Upon exercise of the Warrants directly beneficially owned by RIC, Mr. Robotti, ROBT, Robotti Advisors and RMC will share with RIC the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

 (7) The aggregate number of shares includes 38,725 shares of Common Stock underlying 38,725 Warrants directly beneficially owned by RI.  Mr. Robotti, ROBT, Robotti Advisors and RMC share with RI the power to dispose or direct the disposition, and to vote or direct the vote, of 521,030 shares of Common Stock directly beneficially owned by RI.  Upon exercise of the Warrants directly beneficially owned by RI, Mr. Robotti, ROBT, Robotti Advisors and RMC will share with RI the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(8) The aggregate number of shares includes 3,000 shares of Common Stock directly beneficially owned by the Robotti Foundation.  Each of Mr. and Ms. Robotti shares with Robotti Foundation the power to dispose or direct the disposition, and to vote and direct the vote, of 3,000 shares of Common Stock directly beneficially owned by Robotti Foundation.

SCHEDULE 13D

CUSIP No. 88642R109	Page 15 of 17 Pages

 (c)  The table below lists all the transactions in the Issuer's Common Stock effected during the sixty days prior to the date set forth on the cover page.  All transactions were made in the open market and do not reflect commissions or other expenses.

Transactions in Shares or Warrants*

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock or Warrants		Buy/ Sell	Weighted Average Price***	Price Range
Suzanne Robotti	11/12/2021	15,500		Buy	$11.6759	$11.47-11.95
Suzanne Robotti	11/15/2021	6,500		Buy	$12.0997	$11.60-12.17
Robert Robotti	11/16/2021	18,000		Buy	$12.0551	$11.91-12.20
Robotti Advisor's Advisory Clients	11/17/2021	6,237	**	Sell	$1.2151	$1.2151
Robotti Advisor's Advisory Clients	11/17/2021	1,100	**	Sell	$1.2273	$1.22-1.28
Robotti Advisor's Advisory Clients	11/17/2021	100	**	Sell	$0.9601	$0.9601
Robotti Advisor's Advisory Clients	11/17/2021	700	**	Sell	$0.9174	$0.9102-0.9601
Robotti Advisor's Advisory Clients	11/18/2021	5,442	**	Sell	1.1598	$1.1598
Robotti Advisor's Advisory Clients	11/18/2021	3,271	**	Sell	$0.8503	$0.8503
Robotti Advisor's Advisory Clients	11/19/2021	100	**	Sell	$1.17	$1.17
Robotti Advisor's Advisory Clients	11/19/2021	2,191	**	Sell	$0.82031	$0.80-0.9399
Robotti Advisor's Advisory Clients	11/22/2021	4,024	**	Sell	$1.19332	$1.15-1.2406
Robotti Advisor's Advisory Clients	11/22/2021	1,000	**	Sell	$1.17	$1.145-1.27
Robotti Advisor's Advisory Clients	11/22/2021	7,772	**	Sell	$0.85898	$0.85-0.91
Robotti Advisor's Advisory Clients	11/22/2021	100	**	Sell	$0.885	$0.885
Robotti Advisor's Advisory Clients	11/23/2021	1,565	**	Sell	$1.15	$1.15
Robotti Advisor's Advisory Clients	11/23/2021	1,978	**	Sell	$1.1051	$1.09-1.13
Robotti Advisor's Advisory Clients	11/24/2021	1,806	**	Sell	$0.7952	$0.795-0.7975
Robert Robotti	11/30/2021	50,000		Buy	$10.4801	$10.37-10.63
Robotti Advisor's Advisory Clients	11/30/2021	5,816	**	Sell	$0.69931	$0.698-0.70
Robotti Advisor's Advisory Clients	12/02/2021	473	**	Sell	$0.72	$0.72
Robotti Advisor's Advisory Clients	12/06/2021	91	**	Sell	$0.72	$0.72

SCHEDULE 13D

CUSIP No. 88642R109	Page 16 of 17 Pages

Robotti Advisor's Advisory Clients	12/08/2021	600	**	Sell	$0.67333	$0.67-0.69
Robotti Advisor's Advisory Clients	12/13/2021	1,623	**	Sell	$0.81	$0.81
Robotti Advisor's Advisory Clients	12/13/2021	12,000	**	Sell	$0.59792	$0.59-0.60

* During such sixty day period, one or more accounts which held a total of 17,058 shares of Common Stock ceased being an advisory client of Robotti Advisors.

** Denotes transactions in Warrants.  All other transactions were in shares of Common Stock.

*** The Reporting Persons undertake to provide upon request by the Commission staff full information regarding the number of shares purchased or sold at each separate price.

 (d) Robotti Advisors' advisory clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.  No advisory client is known to any Reporting Person to have, and except as otherwise set forth herein no Reporting Person has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Issuer's Common Stock.

 (e) Not Applicable

SCHEDULE 13D

CUSIP No. 88642R109	Page 17 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 20, 2021

/s/ Robert E. Robotti	/s/ Suzanne Robotti
Robert E. Robotti	Suzanne Robotti

Robotti & Company, Incorporated		Suzanne and Robert Robotti Foundation, Inc.

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: Director

Robotti & Company Advisors, LLC		Robotti Securities, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Ravenswood Management Company, L.L.C.

By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Director

The Ravenswood Investment Company, L.P.		Ravenswood Investments III, L.P.

By:	Ravenswood Management Company, L.L.C., General Partner	By:	Ravenswood Management Company, L.L.C., General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Director		Title: Managing Director